SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                    SCHEDULE 13D

      Under the Securities Exchange Act of 1934
                  (Amendment No. 4)


           LYONDELL PETROCHEMICAL COMPANY
      ------------------------------------------
                  (Name of Issuer)

        Common Stock, par value $1 per share
    ---------------------------------------------
           (Title of Class of Securities)

                     552078 10 7
    ---------------------------------------------
                   (CUSIP Number)

                 Diane A. Ward, Esq.
        Senior Counsel - Securities & Finance
             Atlantic Richfield Company
   515 South Flower Street, Los Angeles, CA  90071
                  (213) 486-2808
   -----------------------------------------------
    (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                   April 14, 1994
   -----------------------------------------------
    (Date of Event which Requires Filing of this
                     Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such claim. (See Rule 13d-7).


                 Page 1 of 10 Pages

CUSIP No.   552978 10 7


Response to Question  1:  Atlantic Richfield Company
                          23-0371610 (IRS Employer
                          Identification Number)

Response to Question  2:  Not Applicable

Response to Question  3:  SEC USE ONLY

Response to Question  4:  WC

Response to Question  5:  Not Applicable

Response to Question  6:  Delaware

Response to Question  7:  39,921,400

Response to Question  8:  0

Response to Question  9:  39,921,400

Response to Question 10:  0

Response to Question 11:  39,921,400

Response to Question 12:  Does not include an aggregate of
                          3,801 shares owned by certain
                          executive officers and directors of
                          ARCO; [see Schedule I attached hereto]

Response to Question 13:  49.90%

Response to Question 14:  CO


                 Page 2 of 10 Pages

This Amendment No. 4 amends and restates the statement on Schedule 13D dated March 15, 1989, as amended through April 24, 1989, (the "Statement") relating to the Common Stock of Lyondell
Petrochemical Company, a Delaware corporation
("Lyondell"), par value $1 per share ("Lyondell
Common Stock").


Item 1.  Security and Issuer.

The principal executive office of Lyondell is 1221
McKinney Street, Suite 1600, Houston, TX  77010.
The Statement relates to the 39,921,400 shares of Lyondell Common Stock currently owned by Atlantic
Richfield Company, a Delaware corporation ("ARCO").


Item 2.  Identity and Background.

This statement is being filed by ARCO. The address of the principal executive office of ARCO is 515
South Flower Street, Los Angeles, CA  90071.

The principal business of ARCO is the exploration, development and production of petroleum and the refining, transportation and marketing of petroleum and petroleum products. ARCO is also engaged in the production and marketing of petrochemicals and the mining of coal.

Attached as Schedule I hereto and incorporated by reference herein is a list of all executive officers and directors of ARCO as of April 1, 1994. Schedule
I also sets forth the address, principal occupation or employment and citizenship of each person listed therein.

During the last five years, neither ARCO nor, to the best of ARCO's knowledge, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

During the period March 9, 1989 to April 24, 1989,
ARCO purchased in open market transactions an aggregate of 2,976,400 shares of Lyondell Common
Stock for cash in the aggregate amount of approximately $87,138,125 excluding commissions, derived from its general corporate funds.

                 Page 3 of 10 Pages

Item 4.  Purpose of the Transaction.

Background

In April 1985, as part of its 1985 restructuring, ARCO established the Lyondell Petrochemical Company
Division (the "Lyondell Division") by the combination of the operations of ARCO's Channelview, Texas petrochemical complex, consisting of two large olefins plants, a methanol plant and other petrochemical processing units, and its Houston Refinery.

Effective July 1, 1988, ARCO transferred to Lyondell
Petrochemical Company, a then wholly owned subsidiary of ARCO incorporated in 1985, substantially all the assets and liabilities of the integrated petrochemical and petroleum processing business of the Lyondell Division. References to "Lyondell" refer to the Lyondell Petrochemical
Company, an affiliate of ARCO, or the Lyondell
Division, as the context requires. In exchange for the transfer of such assets and liabilities, Lyondell issued to ARCO additional shares of its common stock. At December 31, 1988, ARCO owned 80 million shares, which represented all of the issued and outstanding Lyondell Common Stock. On January
25, 1989, ARCO sold in an initial public offering 43 million shares of Lyondell Common Stock for net proceeds to ARCO of $1,217 million (before deducting estimated expenses of $2 million), thereby decreasing ARCO's percentage ownership to 46.25 percent.

Of the 43 million shares sold, 3 million were sold as a result of the exercise by the underwriters of their over-allotment option. Such over-allotment option was requested by the under-writers as part of their marketing effort for the initial public offering.
Accordingly, ARCO stated in the final prospectus dated January 18, 1989 its intentions in the event the under-writers did exercise any part of their over-allotment option:

     ARCO intends to maintain ownership of just under 50% of Lyondell's Common Stock and thereby benefit from Lyondell's future performance. Accordingly, if the over-allotment options are exercised, ARCO intends, following the consummation of the Offerings and after the distribution of the shares of Common
     Stock offered thereunder has been completed, to repurchase shares of Common Stock from time to time in the open market in accordance with applicable laws. However, there can be no assurances that ARCO will effect such repurchase.

In accordance with these statements of its intention, beginning on March 9, 1989, ARCO commenced purchasing shares of Lyondell Common Stock on the open market through brokerage transactions, and terminated such purchases on April 24, 1989.
See Item 3.

                 Page 4 of 10 Pages

On September 28, 1990, ARCO sold 5,000 shares on the open market for an aggregate price of $76,875
(excluding brokerage commissions) and the amount owned became 39,971,400, as reported in its Report on Form 4 dated October 8, 1990.

On June 3, 4 and 5, 1992, ARCO sold 50,000 shares on the open market for an aggregate price of $1,118,501
(excluding brokerage commissions) and the amount owned became 39,921,400, as reported in its Report on Form 4 dated June 22, 1992.

Since January, 1989, ARCO officers and directors have never constituted a majority of the Board of Directors of Lyondell, nor, beginning in 1989, has Lyondell been included as a consolidated subsidiary in ARCO's financial statements; however, for certain securities laws purposes, ARCO could be deemed to be a "control" person or an "affiliate" of Lyondell.

Current Intent

ARCO's management intends continuously to review all aspects of its investment in Lyondell. ARCO's management is currently considering the issuance of debt securities exchangeable upon maturity, at ARCO's option, into Lyondell Common Stock or cash; however, there can be no assurances that any such securities will be issued. The implementation of any transaction relating to ARCO's investment in Lyondell's Common Stock will depend upon the market price of Lyondell Common Stock, conditions in the securities markets generally, prospects for ARCO's own business, the approval of ARCO's Board of Directors, and other future developments.


Item 5.  Interest in Securities of the Issuer.

On April 14, 1994, ARCO beneficially owned an aggregate of 39,921,400 shares of Lyondell Common
Stock (approximately 49.90% of the 80,000,000 shares of Lyondell Common Stock outstanding on such date).

There have been no transactions in the shares of Lyondell Common Stock by ARCO during the past 60 days. To the best knowledge of ARCO, there have been no transactions in shares of Lyondell Common Stock during the past 60 days by the persons listed in Schedule I hereto (other than as set forth therein). ARCO does not have voting power or investment power with respect to such shares owned by its executive officers and directors, and expressly disclaims beneficial ownership thereof.

                 Page 5 of 10 Pages

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

There was no agreement or understanding between ARCO and Lyondell with respect to ARCO's purchase of Lyondell Common Stock during March - April 1989.
Since January 1989, there has been no understanding between ARCO and Lyondell with respect to ARCO's intentions to purchase additional Lyondell Common Stock.

Lyondell has advised ARCO that it is submitting for the approval of stockholders at its 1994 Annual Meeting a proposal to amend its Certificate of Incorporation to authorize the issuance of up to 80,000,000 shares of preferred stock, $0.01 par value ("Preferred Stock").
If this amendment is approved by a majority of the outstanding shares of Lyondell Common Stock, the Board of Directors of Lyondell will be able to specify the precise characteristics of the Preferred Stock.
ARCO has advised Lyondell's management that it currently intends to vote its shares of Lyondell Common Stock in favor of the amendment, as described in Lyondell's
Preliminary Proxy Statement.

Other than ARCO's intention continuously to review its investment in Lyondell, as described under Item 4, and ARCO's intent to vote in favor of the authorization of Preferred Stock, as described in the preceding paragraph, no arrangements or understandings exist between ARCO (or, to the best of ARCO's knowledge, any persons listed on Schedule
I hereto) and any other person with respect to any securities of Lyondell.


Item 7.  Material to be Filed as Exhibits.

Not applicable.


                 Page 6 of 10 Pages

                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         ATLANTIC RICHFIELD COMPANY

                            /s/RONALD J. ARNAULT
                         By_________________________
                           Ronald J. Arnault
                           Executive Vice President
                           and Chief Financial Officer


Dated:  April 14, 1994


                 Page 7 of 10 Pages

                    Schedule I

      Executive Officers and Directors of ARCO


The name and principal occupation or employment of each of the directors and executive officers of ARCO are set forth below, together with certain other information. As of April 1, 1994, the percentage of shares of any class of equity securities of ARCO or of Lyondell Petrochemical Company beneficially owned by all directors and officers as a group did not exceed 1% of the class so owned. As of April 1, 1994, certain of the directors and executive officers own Common Stock of Lyondell Petro-chemical
Company, as described in the footnotes to Table I.
Unless otherwise noted, each individual has sole voting and investment power. All directors and officers listed below are citizens of the United
States. The address of each of the executive officers of ARCO is 515 South Flower Street, Los
Angeles, California 90071.

Table I. Executive Officers (including Officers who are also Directors)

                              Principal Occupation
     Name                         or Employment
     ____                     ____________________
L. M. Cook                    Chairman, Chief Executive
                              Officer and Director

M. R. Bowlin(a)               President, Chief Operating
                              Officer and Director

R. J. Arnault                 Executive Vice President,
                              Chief Financial Officer
                              and Director

J. A. Middleton               Executive Vice President
                              and Director

W. E. Wade, Jr.(b)            Executive Vice President
                              and Director

H. L. Bilhartz                Senior Vice President

C. Cooper(c)                  Senior Vice President

E. K. Damon, Jr.(d)           Senior Vice President

K. R. Dickerson               Senior Vice President

M. W. Downey                  Senior Vice President


                 Page 8 of 10 Pages


                               Principal Occupation
     Name                          or Employment
     ____                      --------------------
A. G. Fernandes               Senior Vice President

M. L. Knowles                 Senior Vice President

F. X. McCormack               Senior Vice President and
                              General Counsel

W. C. Rusnack(e)              Senior Vice President

M. E. Wiley                   Senior Vice President

A. L. Comstock                Vice President and Controller

T. G. Dallas                  Vice President and Treasurer
________________

(a) Mr. Bowlin purchased on the open market 2,000 shares on January 27, 1994 at a price of $22 per share.
(b) Mr. Wade purchased on the open market 1,000 shares on January 26, 1994 at a price of $22 per share.
(c) Miss Cooper purchased on the open market 500 share on January 24, 1989 at a price of $30.375 per share and sold 500 shares on March 28, 1994 at a price of $23.125. Miss Cooper resigned as a director of Lyondell on July 19, 1993 and will retire from ARCO effective May 1, 1994.
(d) Mr. Damon purchased on the open market 500 shares on October 16, 1989 at a price of $18.55 per share.
(e) Mr. Rusnack purchased on the open market 301 shares on March 23, 1989 at a price of $29 per share.

Table II.  Other Directors (who are not Executive
           Officers of ARCO)

                                                    Principal
                                                    Occupation
  Name              Business Address                or Employment
  ____              ________________                _____________
F. D. Boren         Sustainable Conservation        President
                    45 Belden Place - 3rd Floor
                    San Francisco, CA  94104

R. H. Deihl         H. F. Ahmanson & Co.            Chairman of
                    (bank holding company)          the Board
                    800 E. Colorado Blvd.
                    Suite 540
                    Pasadena, CA  91101


                    Page 9 of 10 Pages



                                                    Principal
                                                    Occupation
    Name            Business Address                or Employment
    ____            ________________                _____________
J. Gavin            Gamma Services International    Chairman of
                    (international consulting       the Board
                    services)
                    550 S. Hope St., Suite 1950
                    Los Angeles, CA   90072

H. H. Gray          University of Chicago           President
                    1126 East 59th Street           Emeritus and
                    Chicago, IL  60637              Professor of History

P. M. Hawley        444 S. Flower Street            Former Chairman
                    Suite 2280                      and Chief Execu-
                    Los Angeles, CA  90071          tive Officer of
                                                    Carter Hawley
                                                    Hale Stores, Inc.

W. F. Kieschnick    515 South Flower Street         Retired President,
                    Los Angeles, CA  90071          ARCO

K. Kresa            Northrop Corporation            Chairman,
                    (aerospace)                     President and
                    1840 Century Park East          Chief Executive
                    Los Angeles, CA  90067          Officer

D. T. McLaughlin    The Aspen Institute             President and
                    (not-for-profit institute)      Chief Executive
                    Carmichael Road                 Officer
                    Queenstown, MD  21658

J. B. Slaughter     Occidental College              President
                    1600 Campus Road
                    Los Angeles, CA  90041

H. B. Waldron       20 Stanford Drive               Former Chairman
                    Farmington, CT  06032           of the Board and
                                                    Chief Executive
                                                    Officer of Avon
                                                    Products, Inc.

H. Wendt            SmithKline Beecham              Chairman of the
                    (health care products)          Board
                    One Franklin Plaza
                    16th & Race Streets
                    Philadelphia, PA  19101

                 Page 10 of 10 Pages